Unaudited Condensed Consolidated Interim Financial Statements of

DEFSEC TECHNOLOGIES INC.

Three and nine months ended June 30, 2026 and 2025

(Expressed in Canadian dollars)

DEFSEC Technologies Inc.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Financial Position As at June 30, 2026 and September 30, 2025 (Expressed in Canadian dollars)

	Notes	June 30, 2026	September 30, 2025
ASSETS
Cash and cash equivalents		$3,482,167	$6,686,429
Restricted short-term investment		47,500	47,500
Trade and other receivables		2,309,087	1,494,152
Inventories	4	587,139	519,609
Prepaid expenses and other		314,052	163,562
Deferred costs		95,217	34,773
Current assets		6,835,162	8,946,025
Property and equipment	5	315,469	279,132
Right-of-use assets		1,051,755	1,165,181
Deposits		15,500	46,132
Intangible assets	6	2,109,219	2,390,030
Deferred costs		124,614	94,976
Non-current assets		3,616,557	3,975,451
Total Assets		$10,451,719	$12,921,476

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Accounts payable and accrued liabilities		$2,688,845	$2,310,662
Accrued royalties liability		250,000	200,000
Lease obligations		68,964	188,907
Contract liabilities		2,700	7,671
Warrant liabilities	7,8(b)	150,044	210,965
Current liabilities		3,160,553	2,918,205
Accrued royalties liability		959,382	1,087,009
Lease obligations		1,221,347	1,114,543
Non-current liabilities		2,180,729	2,201,552
Total liabilities		5,341,282	5,119,757
Shareholders' equity
Share capital	8(a)	48,685,893	47,003,991
Warrants	8(b)	9,209,413	7,764,412
Contributed surplus	8(c)	6,303,898	5,398,445
Accumulated other comprehensive loss		(115,686)	(85,077)
Accumulated deficit		(58,973,081)	(52,280,052)
Total shareholders' equity		5,110,437	7,801,719
Total Liabilities and Shareholders' Equity		$10,451,719	$12,921,476

See Note 2(a) Going concern and Note 15 Commitments and contingencies.
See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

		Three Months Ended		Nine Months Ended
	Notes	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025

Revenue	10	$2,722,165	$1,417,503	$6,149,600	$3,569,323
Cost of sales	4	(1,820,441)	(1,018,013)	(4,217,216)	(2,451,290)
Gross profit		901,724	399,490	1,932,384	1,118,033

Operating expenses
General and administrative		1,780,082	1,113,296	4,590,301	3,727,001
Selling and marketing		441,181	375,353	1,080,120	1,392,014
Research and development		623,157	402,334	1,829,652	1,374,825
Share-based compensation	8(c)	480,453	21,777	480,453	99,174
Depreciation and amortization	5,6	138,263	309,085	485,886	909,505
Total operating expenses		3,463,136	2,221,845	8,466,412	7,502,519

Operating loss		(2,561,412)	(1,822,355)	(6,534,028)	(6,384,486)

Other income (expenses)
Share issuance costs	8(a)	-	-	-	(1,807,686)
Net finance costs	12	(67,730)	(42,565)	(150,835)	(135,985)
Foreign exchange gain (loss)		34,889	(258,856)	(13,301)	(67,750)
Impairment of right-of-use assets		-	(6,809)	-	(88,596)
Gain (loss) on disposal of property and equipment	5	1,300	-	(57,478)	6,809
Change in fair value of warrant liabilities	7	5,919	(177,290)	62,613	1,260,106
Total other expenses, net		(25,622)	(485,520)	(159,001)	(833,102)
Net loss		$(2,587,034)	$(2,307,875)	$(6,693,029)	$(7,217,588)

Other comprehensive income (loss):
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		(28,790)	77,873	(30,609)	(17,022)
Total comprehensive loss		$(2,615,824)	$(2,230,002)	$(6,723,638)	$(7,234,610)

Net loss per share
Basic and diluted	9	$(1.28)	$(3.69)	$(3.65)	$(17.51)

Weighted average number of shares outstanding
Basic and diluted	9	2,023,209	625,323	1,836,138	412,141

See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity Nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

	Notes	Number of Common Shares(1)	Share capital	Warrants	Contributed surplus	Translation reserve	Deficit	Total Shareholders' Equity
Balance, September 30, 2024		75,199	$37,822,725	$1,084,687	$5,152,753	$(38,520)	$(42,653,358)	$1,368,287
Shares issued for public offering		3,810	100,310	-	-	-	-	100,310
Shares issued for private offering		50,248	371,154	-	-	-	-	371,154
Warrants issued for private placement		-	-	2,394,955	-	-	-	2,394,955
Pre-funded warrants issued for public offering		-	-	3,489,393	-	-	-	3,489,393
Pre-funded warrants issued for private placement		-	-	4,579,154	-	-	-	4,579,154
Share issuance costs		-	(164,199)	(1,671,762)	-	-	-	(1,835,961)
Shares issued for debt		5,669	100,000	-	-	-	-	100,000
Pre-funded warrants exercised		516,114	5,343,578	(4,551,305)	-	-	-	792,273
Warrants exercised		16,667	628,250	(267,750)	-	-	-	360,500
Warrants expired		-	-	(132,000)	132,000	-	-	-
Share-based compensation		-	-	-	99,174	-	-	99,174
Other comprehensive loss		-	-	-	-	(17,022)	-	(17,022)
Net loss		-	-	-	-	-	(7,217,588)	(7,217,588)
Balance, June 30, 2025		667,707	$44,201,818	$4,925,372	$5,383,927	$(55,542)	$(49,870,946)	$4,584,629

Balance, September 30, 2025		1,396,321	$47,003,991	$7,764,412	$5,398,445	$(85,077)	$(52,280,052)	$7,801,719
Shares issued for private placement	8(a)	1,239,046	2,063,101	-	-	-	-	2,063,101
Warrants issued for private placement		-	-	2,700,538	-	-	-	2,700,538
Share issuance costs	8(a)	-	(527,546)	(683,279)	-	-	-	(1,210,825)
Warrants expired		-	-	(425,000)	425,000	-	-	-
Pre-funded warrants exercised	8(b)	31,265	146,347	(147,258)	-	-	-	(911)
Share-based compensation	8(c)	-	-	-	480,453	-	-	480,453
Other comprehensive loss		-	-	-	-	(30,609)	-	(30,609)
Net loss		-	-	-	-	-	(6,693,029)	(6,693,029)
Balance, June 30, 2026		2,666,632	$48,685,893	$9,209,413	$6,303,898	$(115,686)	$(58,973,081)	$5,110,437

See accompanying notes to the unaudited condensed consolidated interim financial statements.

(1) See Note 1(a)

DEFSEC TECHNOLOGIES INC. Unaudited Condensed Consolidated Interim Statements of Cash Flows Nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

		Nine Months Ended
	Notes	June 30, 2026	June 30, 2025

OPERATING ACTIVITIES
Net loss		$(6,693,029)	$(7,217,588)
Items not affecting cash:
Depreciation and amortization	5,6	485,886	909,505
Share-based compensation	8(c)	480,453	99,174
Change in fair value of warrant liabilities (including related foreign exchange gain)	7	(60,921)	(1,189,596)
Net finance costs	12	150,835	135,985
Loss on disposal of property and equipment	5	57,478	-
Impairment of ROU asset		-	88,596
Gain on debt settlement		-	(500)
Unrealized foreign exchange loss (gain)		6,081	-
Changes in non-cash working capital items	14	(949,912)	(1,154,677)
Changes in non-current deferred costs		-	(52,045)
Interest received (paid)		77,833	(9,582)
Add back items not affecting operating activities:
Share issuance costs		-	1,807,686
Cash used in operating activities		(6,445,296)	(6,583,042)

INVESTING ACTIVITIES
Additions of property and equipment	5	(191,605)	(120,175)
Proceeds from the sale of property and equipment	5	1,300	-
Investments in intangible assets	6	-	(26,675)
Cash flows used in investing activities		(190,305)	(146,850)

FINANCING ACTIVITIES
Proceeds from the issuance of common shares and warrants	7,8(a)	4,577,429	11,948,426
Payments of share offering costs	8(a)	(1,025,556)	(3,188,310)
Payments of lease obligations		(119,434)	(117,036)
Proceeds from exercise of warrants	8(b)	31	373,195
Cash flows provided by financing activities		3,432,470	9,016,275

Net change in cash during the period		(3,203,131)	2,286,383
Cash and cash equivalents, beginning of period		6,686,429	256,828
Effect of exchange rates on cash		(1,131)	-
Cash and cash equivalents, end of period		$3,482,167	$2,543,211

Cash and investments consist of the following:
Cash held in banks		$3,482,167	$2,543,211
Short-term guaranteed investment certificates		47,500	30,000
Cash and investments, end of period		$3,529,667	$2,573,211
See accompanying notes to the unaudited condensed consolidated interim financial statements.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

1. Corporate information

DEFSEC Technologies Inc. (the "Company", "DEFSEC") was incorporated on November 28, 2017, under the laws of the Province of British Columbia. The registered office is located at 550 Burrard Street, Suite 2900, Vancouver, British Columbia, Canada, and the corporate office is located at Suite 300, 80 Hines Rd., Ottawa, Ontario, Canada.

The Company develops and commercializes next-generation technology solutions that deliver a tactical advantage for military, public safety agencies and personal defense markets.  The Company's core mission is to protect and save lives.

DEFSEC's common stock is listed on the TSX-Venture Exchange ("TSX-V'') under the stock symbol of DFSC, on the Nasdaq Capital Market ("Nasdaq") under the stock symbol of DFSC and on the Frankfurt Stock Exchange under the stock symbol of 62U2. Additionally, warrants issued in the United States are also listed on the Nasdaq under the stock symbol of DFSCW. Effective May 1, 2023, the warrants issued in Canada are listed on the TSX-V under the stock symbol of DFSC.WT.U.

(a) 2025 Reverse Stock Split (applied retrospectively)

On April 23, 2025, on Nasdaq, and on April 24, 2025, on the TSX-V, DEFSEC effected 21-for-1 reverse stock split of its common stock (the "2025 Reverse Split"). Accordingly, all shareholders of record at the opening of business on April 23, 2025, received one issued and outstanding common share of DEFSEC in exchange for twenty-one outstanding common shares of DEFSEC. No fractional shares were issued in connection with the 2025 Reverse Split. All fractional shares created by the 2025 Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.

Effective on the date of the 2025 Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options and warrants were proportionately adjusted to reflect the 2025 Reverse Split. All information respecting outstanding common shares, including net loss per share, in the current and comparative periods presented herein give effect to the 2025 Reverse Split.

2. Basis of preparation

(a) Going concern

These unaudited condensed consolidated interim financial statements have been prepared assuming the Company will continue as a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities and commitments in the normal course of business.

As an early-stage company, it has not yet reached significant revenue levels for most of its products and has incurred significant losses and negative operating cash flows from inception that have primarily been funded from financing activities.  The Company has incurred a $6.7 million net loss and negative operating cash flows of $6.4 million in the nine month period ended June 30, 2026 (2025 - $7.2 million net loss and negative operating cash flows of $6.6 million). At June 30, 2026, the Company had $3.7 million in working capital (September 30, 2025 - $6.0 million) and $59.0 million in accumulated deficit (September 30, 2025 - $52.3 million).

The Company's ability to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business is dependent upon closing timely additional sales orders, timely commercial launch of new products, and the ability to raise additional debt or equity financing, when required. There are various risks and uncertainties affecting our future financial position and our performance including, but not limited to:

  The market acceptance and rate of sales of the Company's product offerings;

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)
  The Company's ability to grow its digitization services business;
  Its ability to successfully execute the Company's business plan;
  Its ability to raise additional capital at acceptable terms;
  General local and global economic conditions, including the ongoing conflict in Gaza and the global disruptions from Russia's invasion of Ukraine and the United States Conflict with Iran; and
  Risks related to United States tariffs, including potential supply chain disruptions, required operational adjustments, increased costs and potential logistical disruptions.

The Company's strategy to mitigate these material risks and uncertainties is to execute a business plan, in a timely manner, aimed at continued focus on revenue growth, product development and innovation, improving overall gross profit, managing operating expenses and working capital requirements, and securing additional capital, as needed.

Failure to implement its business plan could have a material adverse effect on the Company's financial condition and/or financial performance. There is no assurance that the Company will be able to raise additional capital as required in the future. Accordingly, there are material risks and uncertainties that may cast substantial doubt about the Company's ability to continue as a going concern.

These unaudited condensed consolidated interim financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate.

(b) Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and the interpretations of the IFRS Interpretations Committee.  They do not include all the information required for a complete set of financial statements prepared in accordance with IFRS® Accounting Standards ("IFRS") and should be read in conjunction with our Annual Audited Consolidated Financial Statements for the years ended September 30, 2025, 2024 and 2023 (the "Annual Financial Statements"). However, selected explanatory notes are included to explain events and transactions that are material to an understanding of the changes in our financial position and performance since the last Annual Financial Statements.

These unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on August 12, 2026.

(c) Basis of consolidation

These unaudited condensed consolidated interim financial statements incorporate the financial statements of DEFSEC and the entities it controls.

Control is achieved where we have the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities, are exposed to, or have rights to, variable returns from our involvement with the entity and have the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to us until the date on which control ceases. Profit or loss of subsidiaries acquired during the period are recognized from the date of acquisition or effective date of disposal as applicable. All intercompany transactions and balances have been eliminated.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

At June 30, 2026, the Company has the following wholly-owned subsidiaries, which is unchanged from September 30, 2025:

Entity	Location	Functional Currency	Equity %
KWESST Inc.	Ottawa, Canada	CAD	100%
2720178 Ontario Inc.	Ottawa, Canada	CAD	100%
Police Ordnance Company Inc.	Ottawa, Canada	CAD	100%
KWESST U.S. Holdings Inc.	Delaware, United States	USD	100%
KWESST Defense Systems U.S. Inc	North Carolina, United States	USD	100%
KWESST Public Safety Systems U.S. Inc.	North Carolina, United States	USD	100%
KWESST Public Safety Systems Canada Inc.	Ottawa, Canada	CAD	100%

(d) Functional and presentation currency

The unaudited condensed consolidated interim financial statements are presented in Canadian dollars ("CAD"), which is the functional and presentation currency.

While each of the Company's subsidiaries has its own functional currency, the functional currency of the parent company, DEFSEC, is CAD as this is the currency of the primary economic environment in which the Company operates. Most of the revenues, cost of sales and operating expenses from significant subsidiaries are denominated in CAD.  The Company's Canadian wholly owned subsidiaries are measured using CAD as the functional currency and its U.S. wholly owned subsidiaries are measured using the United States dollar ("USD") as their functional currency.

(e) Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments measured at fair value. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

(f) Use of estimates and judgments

The preparation of the unaudited condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income, expenses, and disclosure of contingent liabilities.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgments

Information about judgments made in applying accounting policies that have the most material effects on the amounts recognized in these unaudited condensed consolidated interim financial statements are the same as disclosed in Note 2(f) of the Annual Financial Statements.

Estimates

Information about assumptions and estimation uncertainties at June 30, 2026 that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities in the next financial year are the same as disclosed in Note 2(f) of the Annual Financial Statements.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

(g) Changes to standards and interpretations

IFRS 18 Presentation and Disclosure in Financial Statements

The IASB issued IFRS 18 Presentation and Disclosure in Financial Statements on April 9, 2024, to replace IAS 1 Presentation of Financial Statements and is effective for annual periods beginning on or after January 1, 2027. IFRS 18 introduces a defined structure for the presentation of the statement of income, including required totals and subtotals, as well as aggregating and disaggregating principles to categorize financial information. The standard also requires all Management-defined performance measures to be disclosed in the notes to the financial statements. The Company is currently assessing the impact of this new standard.

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 Classification and Measurement of Financial Instruments.  These amendments clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system; add new disclosures for certain instruments with contractual terms that can change cash flows (such as some instruments with features linked to the achievement of environment, social and governance targets); and update the disclosures for equity instruments designated at fair value through other comprehensive income.  These amendments apply to annual reporting periods beginning on or after January 1, 2026.  The Company is currently assessing the impact of these amendments on its consolidated financial statements.

3. Material accounting policies

During the three and nine month periods ended June 30, 2026, the accounting policies in these unaudited condensed consolidated interim financial statements are the same as those applied in the Annual Financial Statements.

4. Inventories

The following table presents a breakdown of inventories:

	June 30, 2026	September 30, 2025
Finished goods	$98,500	$34,463
Work-in-progress	13,920	29,414
Raw materials	474,719	455,732
Total	$587,139	$519,609

For the three and nine month periods ended June 30, 2026, a total of $0.1 million and $0.2 million, respectively (2025 - $0.2 million and $0.3 million, respectively) of inventory was included in profit or loss as an expense as part of cost of sales.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

5. Property and equipment

The following is a summary of changes in property and equipment:

Cost	Computer equipment	Computer software	Office furniture and equipment	LRIP equipment (1)	R&D equipment	Leasehold improvements	Sales demo equipment	Total
Balance, September 30, 2025	$231,320	$5,129	$207,530	$138,734	$218,428	$131,792	$109,234	$1,042,167
Additions	75,696	-	20,488	41,003	27,974	26,444	-	191,605
Disposals	-	-	(9,782)	(138,733)	(137,217)	(131,790)	-	(417,522)
Balance, June 30, 2026	$307,016	$5,129	$218,236	$41,004	$109,185	$26,446	$109,234	$816,250

Accumulated depreciation	Computer equipment	Computer software	Office furniture and equipment	LRIP equipment (1)	R&D equipment	Leasehold improvements	Sales demo equipment	Total
Balance, September 30, 2025	$157,478	$5,129	$105,335	$102,580	$182,872	$100,407	$109,234	$763,035
Depreciation	28,901	-	18,786	17,938	20,015	10,852	-	96,492
Disposals	-	-	(5,577)	(115,655)	(126,421)	(111,093)	-	(358,746)
Balance, June 30, 2026	$186,379	$5,129	$118,544	$4,863	$76,466	$166	$109,234	$500,781

Carrying value, September 30, 2025	$73,842	$-	$102,195	$36,154	$35,556	$31,385	$-	$279,132
Carrying value, June 30, 2026	$120,637	$-	$99,692	$36,141	$32,719	$26,280	$-	$315,469
(1)Low-rate initial production equipment ("LRIP") includes moulds for the PARA SHOT™ products.

During the second quarter of Fiscal 2026, the Company reviewed its property and equipment and identified certain assets that were no longer in use. As a result, a loss of $58,778 was recognized and recorded as gain (loss) on disposal of property and equipment in the Unaudited Condensed Consolidated Statements of Net Loss and Comprehensive Loss.

6. Intangible assets

The following table shows a breakdown of our intangible assets:

	PARA SHOT™ System	PARA SHOT™ Patent	ARWEN® Tradename	Customer Relationships	ARWEN® 40mm Patent	Total
Balance at September 30, 2025	$2,286,277	$40,295	$10,632	$31,041	$21,785	$2,390,030
Amortization	(246,674)	(19,786)	(6,600)	(3,750)	(4,001)	(280,811)
Balance at June 30, 2026	$2,039,603	$20,509	$4,032	$27,291	$17,784	$2,109,219

At June 30, 2026, management concluded there was no indication of impairment on the intangible assets.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

7. Warrant liabilities

The following table shows a breakdown and balance of warrant liabilities at June 30, 2026:

	U.S. IPO and Canadian Offerings		Private Placement		Debt Settlement	Direct Offering	Public Offering
	2022 Warrants	Over- Allotment Warrants	2023 Warrants	Pre- Funded Warrants	Warrants	Warrants	Pre-Funded Warrants	Total
Balance, at September 30, 2024	$65,765	$7,644	$60,373	$31,338	$1,145	$681,030	$-	$847,295
Initial recognition	-	-	-	-	-	-	4,770,722	4,770,722
Exercised	-	-	-	-	-	-	(779,578)	(779,578)
Gain on revaluation of financial instruments	112,054	(7,644)	(64,314)	(29,959)	1,990	(699,473)	(714,912)	(1,402,258)
Exchange loss on revaluation	2,289	-	3,941	90	-	44,696	25,693	76,709
Extinguish warrant liability/transfer to equity	-	-	-	-	-	-	(3,301,925)	(3,301,925)
Balance, at September 30, 2025	$180,108	$-	$-	$1,469	$3,135	$26,253	$-	$210,965
Gain on revaluation of financial instruments	(48,085)	-	-	(1,005)	(836)	(12,687)	-	(62,613)
Exchange gain on revaluation	1,851	-	-	(23)	32	(168)	-	1,692
Balance, at June 30, 2026	$133,874	$-	$-	$441	$2,331	$13,398	$-	$150,044

Number of outstanding securities at September 30, 2025(1)	3,226,392	-	1,542,194	151,734	56,141	4,715,000	-	9,691,461
Number of outstanding securities at June 30, 2026(1)	3,226,392	-	1,542,194	151,734	56,141	4,715,000	-	9,691,461
(1) The total number of underlying Common Shares to be issued upon exercise of all outstanding securities is 46,147 after taking into account share consolidations occurring since the grant date.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

8. Share Capital and Contributed Surplus

As disclosed in Note 1(a), the 2025 Reverse Split has been applied retrospectively herein.

(a) Share capital

Authorized

DEFSEC is authorized to issue an unlimited number of common shares.

Issued Common Shares

The following is a summary of changes in outstanding common shares since September 30, 2025:

	Number	Amount
Balance, beginning of period	1,396,321	$47,003,991
Issued in private placement	1,239,046	2,063,101
Issued for exercise of warrants	31,265	146,347
Less: share offering costs for the period	-	(527,546)
Balance as at June 30, 2026	2,666,632	$48,685,893

Private Placement (June 2026)

On June 26, 2026, the Company issued 673,006 common shares at an offering price of $3.74 (US$2.63), which included a concurrent issuance of warrants to purchase up to an aggregate of 673,006 common shares. The warrants have a five-year life with an exercise price of $4.39 per common share. Gross proceeds from the transaction was $2.5 million.

The fair value of the June 2026 common share purchase warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	673,006
Stock price	$3.07
Exercise price	$4.39
Volatility	100%
Dividend yield	Nil
Risk free interest rate	2.97%
Expected life (in years)	5
Fair value per warrant	$2.18
Total Value of Warrants	$1,467,153

Brokers' Compensation

In connection with the June 2026 Offering, the broker was paid a cash fee equal to 7.5% on the equity financing raised, which totaled $188,778.

As compensation for services rendered, the broker or its designees were granted 50,475 warrants ("June 2026 Broker Warrants").  The June 2026 Broker Warrants are immediately exercisable and entitle the holder to acquire common shares on a one-for-one basis.  The June 2026 Broker Warrants have a five-year life with an exercise price of $4.675 per common share.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

The fair value of the June 2026 Broker Warrants at the closing of the June 2026 offering was $108,521 calculated using the Black Scholes model.

The fair value of the June 2026 Broker warrants was calculated using the Black Scholes model, with the following assumptions

Initial Recognition
Number of warrants	50,475
Stock price	$3.07
Exercise price	$4.675
Volatility	100%
Dividend yield	nil
Risk free rate	2.97%
Expected life (in years)	5
Fair value per warrant	$2.15
Total Value of Warrants	$108,521

Private Placement (December 2025)

On December 18, 2025, the Company issued 566,040 common shares at an offering price of $3.64 (US$2.65), which included a concurrent issuance of warrants to purchase up to an aggregate of 566,040 common shares. The warrants have a five-year life with an exercise price of $4.27 per common share.  Gross proceeds from this transaction was $2.1 million.

The fair value of the December 2025 common share purchase warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	566,040
Stock price	$2.59
Exercise price	$4.27
Volatility	105%
Dividend yield	nil
Risk free interest rate	2.9%
Expected life (in years)	5
Fair value per warrant	$1.85
Total Value of Warrants	$1,047,174

Brokers' Compensation

In connection with the December 2025 Offering, the broker was paid a cash fee equal to 7.5% on the equity financing raised, which totaled $154,529.

As compensation for services rendered, the broker or its designees were granted 42,453 warrants ("December 2025 Broker Warrants").  The December 2025 Broker Warrants are immediately exercisable and entitle the holder to acquire common shares on a one-for-one basis.  The December 2025 Broker Warrants have a five-year life with an exercise price of $4.55 per common share.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

The fair value of the December 2025 Broker Warrants at the closing of the December 2025 offering was $77,689 calculated using the Black Scholes model.

The fair value of the December 2025 Broker warrants was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of warrants	42,453
Stock price	$2.59
Exercise price	$4.55
Volatility	105%
Dividend yield	nil
Risk free rate	2.90%
Expected life (in years)	5
Fair value per warrant	$1.83
Total Value of Warrants	$77,689

Share Issuance Costs:

In Fiscal 2026 the Company incurred the following share issuance costs that have been included in share capital and warrants on the Interim Consolidated Statements of Financial Positions:

Cost
June 2026 financing	$194,076
December 2025 financing	451,133
Previous year financings	36,098
Total Share Issuance Costs	$681,307

(b) Warrants

The following is a summary of changes in outstanding warrants since September 30, 2025:

	Number of warrants	Weighted average exercise price
Balance, as at September 30, 2025	20,207,007	$2.45
Issued (Note 8(a))	1,331,974	4.35
Exercised	(31,265)	0.001
Expired	(500,000)	0.70
Balance, as at June 30, 2026	21,007,716	$2.60
Exercisable, as at June 30, 2026	21,007,716	$2.60

As at June 30, 2026, the 21,007,716 warrants outstanding are exercisable into 2,595,779 (September 30, 2025 - 1,295,113) common shares.

The following table provides additional information on the total outstanding warrants at June 30, 2026:

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

	Exercise Price	Number outstanding	Conversion ratio to Common Shares	Underlying Securities	Book value	Expiry Date
Classified as Equity:
December 2022 U.S. Underwriter Warrants	US$5.1625	134,950	210 for 1	642	189,592	December 9, 2027
July 2023 U.S. Underwriter Warrants	US$2.66	123,637	210 for 1	588	204,187	July 21, 2028
April 2024 U.S. Underwriter Warrants	US$0.8125	76,925	210 for 1	366	43,869	April 9, 2029
June 2024 U.S. Underwriter Warrants	US$0.725	145,000	210 for 1	690	61,213	June 14, 2029
August 2024 U.S. Underwriter Warrants	US$0.25	353,625	210 for 1	1,683	28,826	August 9, 2029
November 2024 U.S. Underwriter Warrants	US$1.125	194,450	21 for 1	9,259	187,468	November 1, 2029
November 2024 Private Placement Warrants	US$1.03	3,795,200	21 for 1	180,723	2,903,328	November 11, 2029
November 2024 PP Underwriter Warrants	US$1.03	207,260	21 for 1	9,869	158,554	November 11, 2029
February 21, 2025 PP Warrants	CAD$1.16	3,787,879	21 for 1	180,375	2,196,970	February 21, 2030
February 21, 2025 PP Underwriter Warrants	CAD$1.16	189,394	21 for 1	9,018	109,991	February 21, 2030
February 25, 2025 PP Warrants	CAD$1.16	151,515	21 for 1	7,215	83,939	February 25, 2030
February 25, 2025 PP Underwriter Warrants	CAD$1.16	7,576	21 for 1	360	4,197	February 25, 2030
July 2025 Public Offering Warrants	CAD$10.52	759,879	1 for 1	759,879	3,011,466	July 25, 2030
July 2025 Broker Warrants	CAD$10.52	56,991	1 for 1	56,991	451,255	July 25, 2030
December 2025 Private Placement Warrants	CAD$4.27	566,040	1 for 1	566,040	1,047,174	December 18, 2030
December 2025 Broker Warrants	CAD$4.55	42,453	1 for 1	42,453	77,689	December 18, 2030
June 2026 Private Placement Warrants	CAD$4.39	673,006	1 for 1	673,006	1,467,154	June 26, 2031
June 2026 Broker Warrants	CAD$4.68	50,475	1 for 1	50,475	108,521	June 26, 2031
November 2024 Issuance Costs					(868,653)
February 2025 Issuance Costs					(803,109)
July 2025 Issuance Costs					(770,939)
December 2025 Issuance Costs					(396,823)
June 2026 Issuance Costs					(286,456)
		11,316,255		2,549,632	$9,209,413
Classified as Liability:
December 2022 Public Offerings	US$5.00	3,226,392	210 for 1	15,363	$133,874	December 9, 2027
December 2022 Debt Settlement	US$5.00	56,141	210 for 1	267	2,331	December 9, 2027
July 2023 Public Offerings	US$2.66	1,542,194	210 for 1	7,343	-	July 21, 2028
July 2023 Pre-Funded Warrants	US$0.001	151,734	210 for 1	722	441	No expiry
August 2024 Public Offering	US$0.25	4,715,000	210 for 1	22,452	13,398	August 9, 2029
		9,691,461		46,147	150,044
Total outstanding warrants		21,007,716		2,595,779	$9,359,457

(c) Contributed surplus

Contributed surplus consists of options issued to employees and directors at fair value, the cumulative amortized fair value of share-based compensation grants since inception, less amounts transferred to share capital for exercises. If outstanding options expire or are forfeited, there is no reversal of contributed surplus.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

Share-based compensation

The Company did not grant any RSUs, PSUs, and SARs, pursuant to the Company's Long Term Incentive Program (" LTIP") during the nine months ended June 30, 2026. As at June 30, 2026, there are 114,284 stock option units available for future grants.

The following table presents the changes in stock options during the period:

	Number of options	Weighted average exercise price
Outstanding, at September 30, 2025	995	$555.42
Granted	151,552	6.75
Forfeited / Expired	(168)	587.63
Outstanding, at June 30, 2026	152,379	$9.65
Options Exercisable, at June 30, 2026	76,603	$12.52

The following table presents option outstanding during the period by grant:

Grant	Number outstanding	Exercise price	Weighted average remaining life (yrs)	Number exercisable
May 2026	151,552	$6.75	2.87	75,776
August 2023	805	535.50	0.13	805
2021 Grants	22	756.00	1.21	22
Total / weighted average	152,379	$9.65	2.86	76,603

The fair value of the stock options granted on May 13, 2026, was calculated using the Black Scholes model, with the following assumptions:

Initial Recognition
Number of stock option	151,552
Share price at grant date	$6.75
Exercise price	$6.75
Expected volatility	154.9%
Expected life (in years)	3.0
Expected dividend yield	nil
Risk free interest rate	2.91%
Fair value per option	$5.59
Total value of options	$847,054

For the three and nine months ended June 30, 2026, the Company recorded share-based compensation of $480,453 (2025 - $21,777 and $99,174, respectively). As at June 30, 2026, unrecognized share-based compensation expense was $366,601 (2025 - $14,518)

9. Loss per share

As disclosed in Note 1(a), the 2025 Reverse Split has been applied retrospectively.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

The following table summarizes the calculation of the weighted average number of basic and diluted common shares to calculate the loss per share as reported in the unaudited condensed consolidated interim statements of net loss and comprehensive loss:

	Three months ended		Nine months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Issued common shares, beginning of period	1,993,626	530,364	1,396,321	75,199

Effect of shares issued from:
Debt settlements	-	-	-	4,797
Private Placements	29,583	-	412,102	23,638
Public Offerings	-	-	-	3,363
Exercise of warrants	-	94,959	27,715	305,144
Weighted average number of basic common shares	2,023,209	625,323	1,836,138	412,141

Dilutive securities
Stock options	-	-	-	-
Warrants	-	-	-	-
Weighted average number of dilutive common shares	2,023,209	625,323	1,836,138	412,141

At June 30, 2026 and 2025, all dilutive securities, being warrants, pre-funded warrants, broker warrants and stock options, were anti-dilutive because the Company incurred a net loss for the above periods.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

10. Revenue

a) Revenue streams

DEFSEC generates revenue from the sale of products and services to its customers.

b) Disaggregation of revenue from contracts with customers

In the following table, revenue from contracts with customers is disaggregated by primary geographical market, major products and service lines, and timing of revenue recognition:

	Three months ended		Nine months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Major products/service lines
Digitization	$2,360,013	$1,067,650	$5,534,608	$2,853,419
Less-Lethal	359,527	340,929	612,367	706,053
Other	2,625	8,924	2,625	9,851
	$2,722,165	$1,417,503	$6,149,600	$3,569,323

Primary geographic market
Canada	$2,529,372	$1,274,341	$5,865,341	$3,330,797
United States	192,793	143,162	284,259	238,526
	$2,722,165	$1,417,503	$6,149,600	$3,569,323

Timing of revenue recognition
Products and services transferred over time	$2,394,425	$1,076,350	$5,614,988	$2,862,119
Products transferred at a point in time	327,740	341,153	534,612	707,204
	$2,722,165	$1,417,503	$6,149,600	$3,569,323

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized ("contracted not yet recognized") and includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods. At June 30, 2026, the Company's contracted not yet recognized revenue was $2,700 (September 30, 2025 - $7,671), of which 100% of this amount is expected to be recognized over the next 12 months.

For the three months ended June 30, 2026, two customers accounted for 51% and 36% (2025 - two customers accounted for 66% and 10%) of revenue. For the nine months ended June 30, 2026, two customers accounted 58% and 32% (2025 - two customers accounted for 65% and 10%) of revenue.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

11. Related party transactions

At June 30, 2026, there was $782,715 (September 30, 2025 - $791,946) outstanding in accounts payable and accrued liabilities due to officers and directors for accrued wages, bonuses and vacation, consulting fees, directors' fees and expense reimbursements.

12. Net finance costs

The following table presents a breakdown of net finance costs for the following periods:

	Three months ended		Nine months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Interest expense from:
Accretion cost - accrued royalties liability	$37,717	$41,089	$122,373	$125,915
Lease obligations	33,909	30,720	106,295	53,813
Other	(42)	100	252	6,553
Total interest expense	71,584	71,909	228,920	186,281
Interest income	(3,854)	(29,344)	(78,085)	(50,796)
Gain on debt settlement	-	-	-	500
Net finance costs	$67,730	$42,565	$150,835	$135,985

13. Financial instruments

For the nine months ended June 30, 2026, there were no material changes to our financial risks as disclosed in Note 22 of the Annual Financial Statements, except for the following:

Foreign currency risk

A portion of the Company's revenue and operating costs are realized in currencies other than its functional currency, primarily USD.  The Company has entered into financing transactions in the past that were denominated in USD or allowed for the settlement in USD.  As a result, the Company is exposed to currency risk on these transactions.  Further, additional earnings volatility arises from the translation of monetary assets and liabilities denominated in foreign currencies at the rate of exchange on each date of the Unaudited Condensed Consolidated Interim Statements of Financial Position; the impact of which is reported as a foreign exchange gain or loss on the Unaudited Condensed Consolidated Interim Statements of Net Loss and Comprehensive Loss.  The Company's objective in managing currency risk is to minimize the exposure to currencies other than our functional currency. The Company does so by matching foreign denominated assets with foreign denominated liabilities where possible. Currently, we do not use derivative instruments to hedge the U.S. dollar exposure.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

At June 30, 2026, we had the following net U.S. dollar exposure:

	June 30, 2026	September 30, 2025
US denominated
Assets	$671,725	$4,627,168
Liabilities	(4,416)	(218,577)
Net USD exposure	$667,309	$4,408,591

Impact to loss if 5% movement in USD	$33,365	$220,430

During the three and nine months ended June 30, 2026, we recorded a foreign exchange gain of $34,889 and a loss of $13,301 respectively (2025 - loss of $258,856 and $67,750).

Liquidity risk

At June 30, 2026, our contractual obligations were as follows:

Payment due:	Total	Within 1 year	1 to 3 years	3 to 5 years	5 years and beyond

Minimum royalty commitments	$1,800,000	$250,000	$550,000	$650,000	$350,000
Accounts payable and accrued liabilities	2,688,845	2,688,845	-	-	-
Lease obligations	2,126,135	203,710	407,420	409,187	1,105,818
Total contractual obligations	$6,614,980	$3,142,555	$957,420	$1,059,187	$1,455,818

At June 30, 2026, the Company had $3.5 million in cash and $3.7 million in working capital (current assets less current liabilities).

In the second quarter of Fiscal 2026 the Company confirmed with the counter party that the minimum royalty under the LEC agreement are owed on the anniversary of the effective date of that agreement, being January 15th of each year, and shall be paid no later than 45 days after that date.

Credit risk

Credit risk is the risk of financial loss to DEFSEC if a counterparty to a financial instrument fails to meet its contractual obligations.  The Company's credit risk exposure is limited to cash, and trade and other receivables. The Company enters into contracts with either large, financially sound global general contractors or law enforcement agencies, which mitigates the credit risk.

As described in Note 2(h) of the Annual Financial Statements, the Company has applied the simplified approach to recognize the lifetime expected credit losses.  After assessing the quality of the receivables, management has concluded that the expected credit loss on all outstanding receivables is $nil.  Accordingly, no loss allowance has been recognized at the reporting date (2025: $nil).

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

14. Supplemental cash flow information

The following table presents changes in non-cash working capital:

	Nine months ended
	June 30, 2026	June 30, 2025

Trade and other receivables	$(814,853)	$(562,587)
Inventories	(67,530)	24,416
Prepaid expenses and other	(119,858)	(103,923)
Deferred costs	(90,082)	(73,165)
Accounts payable and accrued liabilities	347,382	(397,364)
Contract liabilities	(4,971)	(42,054)
Accrued royalties liability	(200,000)	-
	$(949,912)	$(1,154,677)

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended June 30, 2026:

  The issuance of 42,453 December 2025 Broker warrants (see Note 8(a)); and
  The issuance of 50,475 June 2026 Broker warrants (see Note 8(a)).

The following is a summary of non-cash items that were excluded from the Unaudited Condensed Consolidated Statements of Cash Flows for the nine months ended June 30, 2025:

  $2,571,322 non-cash increases to right-of-use assets and lease obligations for a new lease signed in Kanata, Ontario;
  119,047 shares issued for debt settlement of business expenses incurred while representing the Company in an aggregate amount of $100,000 owed to a company controlled by Mr. David Luxton, Chairman of the Company;
  $187,468 non-cash share issuance costs as part of the net proceeds settlement at the closing of the November 1, 2024 U.S. Public Offering;
  $221,088 non-cash share issuance costs as part of the net proceeds settlement at the closing of the November 12, 2024 Private Placement;
  $114,046 non-cash share issuance costs as part of the net proceeds settlement at the closing of the February 2025 Private Placement; and
  Expiry of 200,000 warrants in connection with the acquisition of Police Ordnance Company (see Note 4 of the Annual Financial Statements) expired December 15, 2024.

DEFSEC TECHNOLOGIES INC. Notes to the Unaudited Condensed Consolidated Interim Financial Statements Three and nine months ended June 30, 2026 and 2025 (Expressed in Canadian dollars)

15. Commitments and contingencies

The Company, under its LC4ISR Sub-Tier Subcontract, shall meet certain Industrial and Technological Benefits ("ITBs") targets as a condition for fulfilling the obligations in the contract. Such requirements are part of Canada's effort to promote economic development and increased competitiveness of the defence sector and develop, grow and sustain a diverse, talented, and innovative Canadian workforce. Under the obligations, DEFSEC will spend 100% of the contract-value as Supplier Development in Canada, specifically involving Small and Medium Business (employing fewer than 250 full-time personnel), and spend 20% of the contract value as transactions involving Skills Development and Training in the areas of Defence Systems Integration, Artificial Intelligence, Cyber Resilience, or In-Service Support. As all work under the contract is being executed in Canada by the Company, 100% of the Small and Medium Business requirement is expected to be met. Achievement of the Company's Skills Development and Training requirement is expected to be met by transactions related to Senior Integrated Logistics Support Specialist ("ILS") related roles filled under its taskings, as these have been deemed by Canada to be eligible, and DEFSEC currently has seven (7) such roles of its total 25 under current taskings.  While these roles are expected to fulfill the Company's obligations over the achievement period, any penalty by way of liquidated damages, is limited in its financial impact to a maximum of 20% of the shortfall (up to 4% of total contract value). Further mitigating any potential shortfall is the ability to achieve a five (5) times multiplier for any contribution to Skills Development and Training for Indigenous Peoples or majority Indigenous-controlled educational or training facilities.  Based on the billings to date, the Company may have an ITB obligation of $385,000 with a maximum penalty of $77,000.  Management believes it will meet the required targets within the specified timeframes.  Accordingly, no liability has been recorded in these unaudited condensed consolidated interim financial statements related to this commitment.